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June 4, 2014

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Jeffrey Riedler, Assistant Director

Re:	Ardelyx, Inc. Registration Statement on Form S-1 Filed on May 19, 2014 File No. 333-196090

Ladies and Gentlemen:

On behalf of Ardelyx, Inc. (the “Company”), we are hereby filing Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Amendment No. 1”). The Company previously submitted its Registration Statement on Form S-1 with the Securities and Exchange Commission (the “Commission”) on May 19, 2014 (the “Registration Statement”). Amendment No. 1 has been revised to reflect the Company’s response to the comment letter to the Registration Statement received on May 29, 2014 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Amendment No. 1, five of which have been marked to show changes from the Registration Statement, as well as copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Prospectus Summary, page 1

1.	We note on page 96 that while you have identified molecules that exhibit certain of the activity you are seeking in three of your internal discovery and lead-development programs, you have not yet selected a lead molecule in these programs. Please include similar disclosure on page 2 prior to your bulleted list of internal discovery and lead- development programs that are currently in the research phase.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 2 of Amendment No. 1 accordingly.

June 4, 2014

Use of Proceeds, page 53

2.	We note on page 79 that you expect to use a portion of the proceeds from the offering to continue to enhance the capabilities of your APECCS cell-culture system. We also note on page 53 that you expect to allocate approximately $5.0 million to $10.0 million to advance and expand the development of APECCS. Please expand your disclosure on page 53 to identify which of the enhancements identified on page 79 you expect to accomplish with the allocated proceeds.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the portion of the proceeds of the offering are intended to fund the planned development activities for the APECCS system for at least two years. The Company advises the Staff that the proceeds allocated to enhancing the APECCS system are expected to advance each of the identified enhancements and capabilities noted on page 79 of the Registration Statement. The Company has revised page 53 of Amendment No. 1 accordingly.

Exhibits

3.	We note on page 124 that you are entering into or amending and restating certain change in control severance agreements. Please file these agreements between the company and each of Mr. Raab, Dr. Charmot, and Dr. Rosenbaum as exhibits pursuant to Item 601(b)(10) of Regulation S-K if you enter into these agreements prior to this offering.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the amended and restated agreements referenced on page 124 of the Registration Statement will be filed as exhibits in a future amendment to the Registration Statement.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo

of LATHAM & WATKINS LLP

cc:	Michael Raab, Ardelyx, Inc. Elizabeth Grammer, Ardelyx, Inc. Alan C. Mendelson, Latham & Watkins LLP Mark V. Roeder, Latham & Watkins LLP David Saul, Ropes & Gray LLP